
SPL
Innovate·Adapt·Excel


03050979

April 2, 2003


SEC MAIL PROCESSING
RECEIVED
APR 03 2003
WASH. D.C. 187 SECTION

Via Overnight Express Service

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V.
File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following additional information is furnished on behalf of SPL WorldGroup B.V., or the Company, a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) under the Securities Exchange Act of 1934. The Company's file number is 82-34708.

By letters dated March 28, 2003 and March 31, 2003, the Company provided to you documents that arose since the date the exemption was granted. However, by administrative error, the file number of the exemption was not stamped on the upper right-hand corner of each page of the submissions. Therefore, we are resubmitting to you with this letter all the attachments provided in the prior two submissions. The file number of the exemption has now been included on each page.

The enclosed documents are:

1. Press Release: SPL WorldGroup Announces Outstanding Financial Results for Calendar Year 2002, dated March 3, 2003

2. Notice and Agenda, dated March 27, 2003 of the Company's Annual General Meeting of Shareholders to be held on April 15, 2003, together with the ancillary documentation mailed to the shareholders with the Notice and Agenda.

3. Additional Information the Company has posted on its internet website

Dlw 5/30


SPL
Innovate·Adapt·Excel

File No. 82-34708

By providing the foregoing information, the Company is not admitting that all of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,



Richard V. Zolezzi
Senior Vice President and
General Counsel

cc: Robert A. Zuccaro, Esq.

Enclosures



FILE NO.
82 - 34708

March 28, 2003

VIA FEDERAL EXPRESS


MAIL PROCESSING
RECEIVED
APR 0 3 2003
WASH. D.C.
187
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following additional information is furnished on behalf of SPL WorldGroup B.V., or the Company, a private limited liability company organized under the laws of The Netherlands, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

The Company's initial submission pursuant to Rule 12g3-2(b) was made on February 28, 2003. On March 25, 2003 the Company received written notification that it had been added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) and that its file number was 82-34708.

Now that the Company has received the notification and its file number, it understands that, in order to continue to claim this exemption, it is necessary to furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b), including all relevant documents since the date of its initial submission. Accordingly, we are enclosing the following documents that arose since the date of the Company's initial submission:

1. Press Release: SPL WorldGroup Announces Outstanding Financial Results for Calendar Year 2002, dated March 3, 2003; and

2. Notice and Agenda, dated March 27, 2003 of the Company's Annual General Meeting of Shareholders to be held on April 15, 2003, together with the ancillary documentation mailed to the shareholders with the Notice and Agenda.

By providing the foregoing information, the Company is not admitting that all of such information is material to an investment decision in its equity securities.

continued ....

SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi (WR)

Richard V. Zolezzi
Senior Vice President and
General Counsel

encls/

cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\SEC (addit subm) 3-28-03fdx.com

FILE NO.
82 - 34708

ENCLOSURES SUBMITTED BY SPL WORLDGROUP B.V. (File No. 82-34708) WITH LETTER DATED MARCH 28, 2003 TO THE OFFICE OF INTERNATIONAL CORPORATE FINANCE

---

1. Press Release: SPL WorldGroup Announces Outstanding Financial Results for Calendar Year 2002, dated March 3, 2003; and

2. Notice and Agenda, dated March 27, 2003 of the Company's Annual General Meeting of Shareholders to be held on April 15, 2003, together with the ancillary documentation mailed to the shareholders with the Notice and Agenda.

(#1)

FILE NO.
82 - 34708

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
tracey_mitchell@splwg.com

SPL WorldGroup Announces

Outstanding Financial Results for Calendar Year 2002

Morristown, NJ, March 3, 2003 - SPL WorldGroup, the leading provider of customer management solutions to the global energy, water, waste management and services industries, has announced that revenue exceeded $111 million for the 2002 calendar year. This represents 14 percent growth over revenue in calendar year 2001.[i]

"Market enthusiasm for our flagship CorDaptix™ product is rising as utilities and service companies continue to recognize our product's ability to meet changing customer needs and exceed performance expectations," said SPL CEO CD Hobbs.

Hobbs pointed out that SPL's 2002 results are particularly significant given the overall industry slowdown during the period. "SPL continues to demonstrate market leadership in its strong product development, implementation track record, and financial performance. As software buyers pay ever-closer attention to the financial stability of vendors in their product selections, SPL continues to demonstrate financial performance that garners customer confidence."

SPL signed ten new clients over the course of the year and closed 2002 with a key CorDaptix implementation at PG&E that makes SPL's Customer Management application the largest packaged system running in the energy industry today.

###

About SPL
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable

customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Visit SPL WorldGroup at www.splwg.com or call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

About CorDaptix

SPL's CorDaptix™ solution is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

[i] Note that revenue figures for calendar years 2001 and 2002 have been restated to conform to the 2002 GAAP requirement that revenue must include billable travel reimbursed by clients.

#2

FILE NO.
82-34708

Annual General Meeting
of
Shareholders of SPL WorldGroup B.V.
April 15, 2003
Documentation Enclosures

The following documents relevant to the above Meeting are attached:

1. Notice and Agenda.

2. Notice of Director Nominations.

3. Pre-Meeting Voting Form and Table of persons nominated for election as directors. Only common stock shareholders who are parties to the Amended and Restated Preferred and Common Stock Shareholders Agreement participate in the pre-meeting election. Only those persons should use the Pre-Meeting Voting Form and should fax it as indicated to reach the fax address shown on the form not later than midnight in Amsterdam on April 14, 2003.

4. PROXY. The Proxy should be completed and faxed as indicated to reach the fax address shown on the Proxy not later than midnight in Amsterdam on April 14, 2003.

5. Audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP.

6. Audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP.

Dated: March 27, 2003

NOTICE AND AGENDA

Annual General Meeting of Shareholders
of
SPL WorldGroup B.V.
April 15, 2003

The Annual General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Tuesday, April 15, 2003. The Meeting of the Preferred Stock shall be held at 9:30 A.M. and the Meeting of all Shareholders shall be held at 10:00 A.M., Netherlands Time.

The following matters will be presented for vote by the Shareholders of the Company at the meeting:

1. Election of two Inside Directors.

2. Election of three Outside Directors.

3. Election of Stanley J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company.

4. Re-election of CD Hobbs, the Chief Executive Officer of the Company, as a Director.

5. Approval of the compensation of the Board of Managing Directors who receive compensation in their roles as Directors of the Company, as more fully explained below.

6. Approval of an extension, in conformity with Dutch law, of the date by which the Shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2002, as more fully explained below.

7. Approval of the audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP, as more fully explained below.

8. Approval of the audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP, as more fully explained below.

9. Cancellation of a total of 40,000 shares of the Company's Series B common shares repurchased by the Company from Brenton McPherson, and cancellation of a total of 200,000 shares of the Company's Series B common shares repurchased, or to be repurchased, from the Brandes Family Trust.

10. Authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions necessary to consummate the above-mentioned cancellation of Series B common shares.

Further Information

Director Compensation

Under Article 17 of the Company's Articles of Incorporation, the remuneration of the directors, other than the managing director who is the Chief Executive Officer of the Company, is to be approved by the Shareholders. The remuneration of the Chief Executive Officer is recommended to the full Board of Directors by the Compensation Committee, which is comprised of the three Outside Directors.

The Board of Directors has recommended that Board compensation for the period commencing with the Annual General Meeting to be held on April 15, 2003 and continuing until the following Annual General Meeting, be as follows: (i) Outside Directors joining the Board shall receive an initial option grant of 10,000 shares of the Company's common stock; (ii) Outside Directors re-elected to the Board shall receive an option grant of 5,000 shares of the Company's common stock, (iii) Directors shall receive US $5,000 per Board meeting attended plus US $1,500 per Board committee meeting attended. Regularly scheduled Board meetings are generally held quarterly. The above compensation would not apply to the Board member who is the CEO, whose compensation is set separately, and the Designated Director of the Preferred Stock, who does not receive compensation for serving as a Director of the Company.

Extension of Time to Approve Audited Accounts

The audit of the Company's consolidated accounts for the fiscal year ended December 31, 2002 is currently underway but we do not expect that the Dutch audited accounts will be available to be presented to the Shareholders for approval in time for the Annual General Meeting of Shareholders. As provided by Dutch law, we are asking that the Shareholders approve an extension of the date to approve the audited accounts. We expect that the audited accounts should be available within sixty days following the Annual General Meeting. When the audited accounts are available, the Company will distribute them to the Shareholders and call an Extraordinary Meeting of the Shareholders to seek approval of the accounts.

Approval of Dutch Audited Accounts for fiscal years ended June 30, 2000 and June 30, 2001

The audits of the Company's accounts under Dutch GAAP for the Company's fiscal years ended June 30, 2000 and June 30, 2001 have been recently prepared and are being submitted to the Annual General Meeting for approval. These audited accounts are essentially the same accounts that have been previously prepared under US GAAP and already approved by the Shareholders.

Dated: March 27, 2003



Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

Notice of Director Nominations
for the
Annual General Meeting of Shareholders of
SPL WorldGroup B.V.
April 15, 2003

The Annual General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Tuesday, April 15, 2003 at 9:30 A.M., Netherlands Time, for the Preferred Stockholders and at 10:00 A.M. for all Stockholders.

The attached Pre-Meeting Voting Form lists the persons who have been nominated for election as Inside Directors and Outside Directors of the Company pursuant to Section 2.4.2 of the Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000 (the "Shareholders Agreement") among the Shareholders of the Company.

According to Section 2.4.5 of the Shareholders Agreement, a pre-meeting vote is to be submitted in writing to the Company prior to the Annual General Meeting of Shareholders to determine the two persons from the Inside Director nominees and the three persons from the Outside Director nominees, listed on the attached Pre-Meeting Voting Form, who are to be formally voted as the Inside Directors and Outside Directors, respectively, at the Annual General Meeting of Shareholders. Under the pre-meeting voting process, each Direct Shareholder or Indirect Shareholder, as defined in the Shareholders Agreement, who is a party to the Shareholders Agreement, shall have the number of votes equal to two times the number of common shares held by the Shareholder with respect to voting to elect the Inside Directors, and three times the number of common shares held by the Shareholder with respect to voting to elect the Outside Directors. Shareholders can vote their entire number of votes for any one nominee listed in the attached Pre-Meeting Voting Form or allocate their total number of votes in any manner to one or more of the above nominees.

The Pre-Meeting Voting Form should be submitted to Mr. John Paans of Baker & McKenzie, Amsterdam (fax no. +31-20-620-7475) who is acting as proxy with respect to the pre-meeting vote and at the Annual General Meeting of Shareholders. The Pre-Meeting Voting Form, which is attached to this notice, should be faxed to Mr. Paans no later than April 14, 2003.

Dated: March 27, 2003



Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

Please fax this form when completed but not later than April 14, 2003:

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. Fax No. +31-20-620-7475

PRE-MEETING VOTING FORM
(FOR USE ONLY BY COMMON STOCK SHAREHOLDERS WHO ARE PARTIES TO THE AMENDED AND RESTATED PREFERRED AND COMMON STOCK SHAREHOLDERS AGREEMENT)
for Election of Directors at the Annual General Meeting of Shareholders
of SPL WorldGroup B.V.
April 15, 2003

Name of Shareholder:________________________________ No. of Shares Owned:_________

ELECTION OF INSIDE DIRECTOR*
No. of Votes (2 x No. of Shares Owned): _________

The undersigned casts the following number of votes for one or more of the following nominees as Inside Directors of SPL WorldGroup B.V.

Ref.	Name of Nominee	No. of Votes Cast
1.	Lewis Folb	
2.	Trevor Winer	
	Total:	

The total number of votes cast should not exceed two times the number of shares held by the Shareholder.

ELECTION OF OUTSIDE DIRECTOR**
No. of Votes (3 x No. of Shares Owned): _________

The undersigned casts the following number of votes for one or more of the following nominees as Outside Directors of SPL WorldGroup B.V.

Ref.	Name of Nominee	No. of Votes Cast
1.	Jean-Claude Gruffat	
2.	Roger L. Peirce	
3.	Alicia Rotbard	
	Total:	

The total number of votes cast should not exceed three times the number of shares held by the Shareholder.

Dated: April ____, 2003

____
signature of Shareholder

____
name of Shareholder

Note:
***Voting For Inside Directors and Outside Directors:** Given that there are only two nominees for the two available positions of Inside Director, and only three nominees for the three available positions of Outside Director, any nominee for Inside Director and Outside Director that receives votes shall be elected as an Inside Director and an Outside Director, respectively.

Please fax this form when completed, **but not later than April 14, 2003:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. Fax No. +31-20-620-7475

PROXY

Annual General Meeting of Shareholders of SPL WorldGroup B.V.
April 15, 2003

The undersigned, being a Shareholder of record of SPL WorldGroup B.V. (the "Company"), does hereby appoint John Paans, a lawyer of Baker & McKenzie, Amsterdam, or any other lawyer or civil law notary of Baker & McKenzie, Amsterdam, true and lawful attorney, for and in the name, place, and stead of the undersigned, to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders and at 10:00 A.M. for all Shareholders on April 15, 2003, or on any other day as the meeting may be held by adjournment or otherwise, as fully as the undersigned could vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above attorney or substitute may do in name, place and stead of the undersigned.

The proxy shall vote the shares of the undersigned as follows:

(Note: If you choose to vote against any item, you may delete "For" and write "Against".)

FOR election to the Board of Directors of the Company of the two nominees receiving the highest number of votes as Inside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000, among the Shareholders of the Company (the "Shareholders Agreement").

FOR election to the Board of Directors of the Company of the three nominees receiving the highest number of votes as Outside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Shareholders Agreement.

FOR election to the Board of Directors of Stanley J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement.

FOR re-election to the Board of Directors of CD Hobbs, the Chief Executive Officer of the Company.

FOR approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as detailed in the Notice and Agenda accompanying this Proxy.

FOR approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2002, as detailed in the Notice and Agenda accompanying this Proxy.

FOR	approval of the audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP.
FOR	approval of the audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP.
FOR	approval of the cancellation of a total of 40,000 shares of the Company's Series B common shares repurchased by the Company from Brenton McPherson and the cancellation of a total of 200,000 shares of the Company's Series B common shares repurchased, or to be repurchased, from the Brandes Family Trust.
FOR	authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions are necessary to consummate the above-mentioned cancellation of Series B common shares.

Dated: April ____, 2003.

____
signature of Shareholder

____
name of Shareholder


SPL
Innovate·Adapt·Excel

FILE NO.
82 - 34708

March 31, 2003

Via Overnight Express Service

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL
RECEIVED
APR 03 2003
WASH. D.C.
187

Re: SPL WorldGroup B.V.
File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following additional information is furnished on behalf of SPL WorldGroup B.V., or the Company, a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) under the Securities Exchange Act of 1934. The Company's file number is 82-34708.

We are enclosing the following documents that arose since the date of the Company's last submission:

1. Additional Information the Company has posted on its internet website

By providing the foregoing information, the Company is not admitting that all of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.


SPL
Innovate·Adapt·Excel

FILE NO.
82 - 34708

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and
General Counsel

cc: Robert A. Zuccaro, Esq.

Enclosures


SPL
Innovate·Adapt·Excel

Join SPL WorldGroup at CIS 2003

May 31st–June 3rd, Nashville, TN

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What Customers Are Saying about SPI

SPL clients talk about their successful experiences with SPL's customer management solutions. Select a video clip below to find out more!

*NOTE: The videos below require either Real Player or Windows Media Player. If you don't have it installed on your computer, you can download these players for free. Click on your choice of players below to begin a download.

For Windows:
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To view a video, please select a player.

What Customers Are Saying About: Successful Implementations
Our successful implementation record is something we pride ourselves on — hear more from Australia Gas Light (AGL), Minnesota Power and Aquila (formerly UtiliCorp) about their go-live experiences with SPL.

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What Customers Are Saying About: Flexibility
Flexiblity is important to Texas Utillities (TXU), Idaho Power and Omaha Public Power District (OPPD) — find out more.

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What Customers Are Saying About: The SPL Business Advantage
Learn more about how Aquila (formerly UtiliCorp) and Minnesota Power have experienced the SPL Advantage first hand.

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What Customers Are Saying About: Adaptability
Hear from Idaho Power and npower on the adaptablity of SPL solutions.

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FILE NO.
82 - 34708


SPL
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May 31st– June 3rd, Nashville, TN

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SPL WorldGroup and Alliances

At SPL WorldGroup, we understand that our clients are facing more complex challenges with their customer care and billing requirements than ever before. To add to that challenge there are even more choices of technology, software and services. Creating the right business solution often requires the integration of different software products, technologies and services.

Forming proactive alliance partnerships with the best complementary product, service and technology providers is the foundation of our alliance vision — so our clients can leverage the most effective and complete business solution available today.

SPL recognizes and manages two types of alliances to deliver world-class customer-management benefit to our customers:

- System Integrator (SI) Alliance Partners
- Technical Alliance Partners



FILE NO.
82 - 34708


SPL
Innovate·Adapt·Excel

Join SPL WorldGroup at CIS 2003

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Solutions Services SPL News Achievements Alliances

Alliances:

About Alliances

Benefits of Partnership
- To Customers
- To Partners

Partner Profiles

System Integrator Alliances

Technical Alliances

Apply Online

Contact Us




Benefits of Partnership

There is tremendous business benefit when an alliance is formed with SPL... to the partner, and to the customer.

Benefits to Our Customers

The SPL Alliance Program was built specifically with the customer in mind. SPL recognizes the ever-changing needs and demands of the complex industry in which we operate. Partnering with the best complementary organizations to jointly scan the market, anticipate customer needs and build innovative solutions enables the success of all parties involved — customer, partner and SPL. SPL also recognizes that the need of each customer is unique. To offer the best-suited solutions to customers, SPL has partnered with companies that do just that: offer a unique value to SPL customers.

For the client implementing an SPL customer management solution in co-operation with one or more alliance partners the benefits may include:

- The choice of best-in-class system integrators, offering a variety of strengths and solutions to best fit each client's unique needs
- Provide a selection of firms with which customers may already have long-standing relationships
- Provide a selection of system integrators that have experience integrating SPL solutions in the market
- System integrators whose experience in the market enables them to best anticipate project risks and provide experienced risk-mitigation strategies and solutions
- Experienced integrators provide improved efficiencies on an implementation project — for example, in integration, interface and conversion
- SPL's partners have regular communication in and out of SPL, keeping the consultants on your projects best equipped with the latest in SPL product knowledge and service methodologies

Our aim is not to partner with every system integrator organization out there, but to partner with the ones we believe are positioned to bring the greatest value to you, the customer. We look to build partnerships with organizations that have a proven track record in customer satisfaction and success.

Should you have comments or suggestions you would like to share about the SPL Alliance Program, please send your comments to alliances@splwg.com. We welcome your thoughts and inputs in making our Alliance Program a success for you.



FILE NO.
82 - 34708


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Benefits of Partnership

There is tremendous business benefit when an alliance is formed with SPL... to the partner, and to the customer.

Benefits to You, the Partner.

The unique value proposition SPL creates with each alliance partner provides a clear channel of opportunity for you to explore and reap in the market.

We have a dedicated Channel Strategy team who works with each partner to build and execute an Alliance Partner Plan, which can include marketing, sales, support and other initiatives. SPL provides the framework to partner success, by offering a best-in-class training curriculum, web seminars, sales tools, strong delivery methodology, and more.

You can expect a strong competitive advantage by teaming with SPL. Not only are we committed to ensuring the quality and innovation built into our products and services, but we also pride ourselves on our reputation for being ethical, trusted and reliable.

SPL Alliance Program Benefits may include:

- Demonstration and training CorDaptix license
- Silver level support from SPL's Customer Service Group
- A dedicated SPL Alliance Manager
- Regular receipt of upgrades of CorDaptix
- Invitations to webcasts and information sessions reserved exclusively for Alliance Partners and SPL employees
- Training discounts
- SPL sales and marketing support tools
- Regular Alliance pipeline reviews
- Use of the SPL Approved Alliance Partner Logo
- Reciprocal links to and from the SPL web site and the Alliance Partner web site
- Access to the SPL Alliance Portal for content exclusive to Alliance Partners
- Plug-in development ownership and toolkit

Should you have comments or suggestions you would like to share about the SPL Alliance Program, please send your comments to alliances@splwg.com. We welcome your thoughts and inputs in making our Alliance Program a success for you.



FILE NO.
82 - 34708


SPL
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Join SPL WorldGroup at CIS 2003

May 31st– June 3rd, Nashville, TN

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Solutions Services SPL News Achievements Alliances

Alliances:

About Alliances

Benefits of Partnership
- To Customers
- To Partners

Partner Profiles

System Integrator Alliances

Technical Alliances

Apply Online

Contact Us




Partner Profiles

SPL WorldGroup is pleased to be partnering with both System Integrator and Techn of these areas, SPL is engaged with best-of-breed providers that deliver insight and clients.

Click on a logo below to view a Partner Profile, and find out more about our success


bea


CAP GEMINI
ERNST & YOUNG

Deloitte Consulting

Soon to become Braxton.


GROUP 1
GROUP 1 SOFTWARE


hp
invent


Business
Partner


ORACLE
PartnerNetwork

PeopleSoft.

SIEBEL Premier Software Partner

Interested in becoming an Approved Systems Integrator Alliance Partner?

- Register Online

FILE NO.
82 - 34708


Innovate·Adapt·Excel

Join SPL WorldGroup at CIS 2003

May 31st– June 3rd, Nashville, TN

LEARN M

Solutions Services SPL News Achievements Alliances

Alliances:

About Alliances

Benefits of Partnership
- To Customers
- To Partners

Partner Profiles

System Integrator Alliances

Technical Alliances

Apply Online

Contact Us




Partner Profiles


bea

BEA is the world's leading application infrastructure software company with more than 12,500 customers around the world, including the majority of the Fortune Global 500. Companies turn to BEA to help them evolve their existing enterprise software applications from inflexible, redundant, legacy client/server architectures to highly responsive, mature Web infrastructures. Companies built on BEA software are able to use IT to effect rapid change within their organizations and achieve breakthrough levels of efficiency and responsiveness. The BEA WebLogic® Enterprise Platform provides the application infrastructure foundation that simplifies the flow of information, decreases the costs of managing applications, and makes an enterprise more agile, productive, and connected. BEA's platform is also the de facto standard for more than 2,100 systems integrators (SIs), independent software vendors (ISVs), and application service providers (ASPs) who partner with BEA to ensure the successful deployment of your solution.

SPL maintains a partnership with BEA that allows SPL to employ BEA's Tuxedo, Jolt, and WebLogic middleware applications to support its leading-edge technology and CorDaptix® product. The BEA components provide an environment assisting CorDaptix in achieving open integration standards and high scalability.

Visit our partner's web site: www.bea.com

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG



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Partner Profiles


CAP GEMINI
ERNST & YOUNG

Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses continue to implement growth strategies and leverage technology. The organisation employs around 53,000 people worldwide and reported 2001 global revenues of more than 8.4 billion euros.

With more than 6,000 dedicated consultants engaged in Energy, Chemicals Mining and Utilities projects across Europe, North America and Asia Pacific, Cap Gemini Ernst & Young's Energy, Utilities & Chemicals Global Sector Unit serves the business consulting and information technology needs of many of the world's largest players of this industry.

More information is available at www.cgey.com/energy

Interested in becoming an Approved Systems Integrator Alliance Partner?

- Register Online

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG




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Partner Profiles

Deloitte Consulting

Soon to become Braxton.

Deloitte Consulting is one of the world's leading management consulting firms, and is uniquely known for its straightforward approach to solving today's most complex business challenges. Deloitte Consulting works hand-in-hand with clients to improve business performance, drive shareholder value, and create competitive advantage. The firm has 15,000 professionals in 33 countries, and serves more than one-third of the companies in the Global Fortune® 500. It is the only consulting firm with five straight appearances on Fortune Magazine's list of "100 Best Companies to Work for in America."

Deloitte Consulting can be found on the Internet at www.dc.com.

Deloitte Consulting will become Braxton upon its separation from Deloitte Touche Tohmatsu.

"Deloitte Consulting," the "Deloitte Consulting logo," "Braxton" and the "Braxton logo" are trademarks or registered trademarks of Deloitte Consulting or its affiliates. All other product and company names and marks mentioned in this document are the property of their respective owners and are mentioned for identification purposes only.

Interested in becoming an Approved Systems Integrator Alliance Partner?

- Register Online

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG



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Solutions | Services | SPL News | Achievements | Alliances

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Partner Profiles


ESP

Energy Solutions Plus, Inc., (ESP) founded in November 1996 and based out of Forest, Virginia, is a premier provider of specialized integration and consulting services to companies within the energy and utility industry. ESP delivers business and technology solutions to help our clients navigate and excel in the changing marketplace. ESP accomplishes this by leveraging business knowledge and intimate understanding of the energy and utilities industry, with technical capabilities to deliver cost-effective solutions.

ESP's core competencies include:

- Thorough understanding of the Electric and Gas markets in the US and Canada
- Lifecycle Application Development and Support
- Program and Project Management
- Intimate Product Knowledge of Wholesale and Retail Applications
- EDI Standards and Integration

ESP consultants understand both the business and technology components of a solution and how they can complement one another to meet customers' strategic business needs. ESP is focused almost exclusively on the energy and utility industry and is entrenched in the current restructuring within this market. Given our special focus, we are well positioned to understand the business issues that energy or utilities organizations face.

ESP technology consultants have diversified technical backgrounds with an average of five years experience as systems and technology integrators in the energy and utility industry. The ability of ESP to truly understand client's business needs and the appropriate system / technology solutions is a key factor that positions ESP well to help clients be successful. ESP provides technology consulting for mainframe platforms, multi-layer client server platforms, web/eCommerce platforms, and wireless/mobile dispatch platforms.

ESP is a growing organization, proving to build its business even in the challenging economic environment. Net revenue for FY2001 was approximately $13.08 million, the highest annual revenue in the company's history, representing an increase of 65 percent over 2000. These results exceeded the company's expectations by 8.3% or approximately $1M. Celebrating five successful years in business and a record 2001, with substantially increased revenues and a 75 percent rise in client-base, ESP is well positioned to continue demonstrating to the market that ESP is a leading player in the energy industry.

Visit our Partner's web site:www.EnergySolutionsPlus.com

Interested in becoming an Approved Systems Integrator Alliance Partner?

- Register Online

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG



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Partner Profiles


GROUP 1
GROUP 1 SOFTWARE

Group 1 Software is a leading provider of customer relationship management (CRM)-enabling software solutions for data quality, marketing automation, customer communications management and direct marketing applications.Group 1's software systems and services enable 2,500 customers worldwide to market smarter by helping them find, reach and keep customers. Founded in 1982 and headquartered in Lanham, Maryland, Group 1's solutions are utilized by leaders in the financial services, banking, retail, telecommunications, utilities, e-commerce, and insurance industries.The company's customer base includes such recognized names as Acxiom, AT&T, Charles Schwab, Entergy, GEICO, L.L. Bean, MCI WorldCom, Wal-Mart and Wells Fargo.

Group 1 Software's DOC1 suite is an integrated, end-to-end customer communications management solution, providing both print and Web delivery. The solution gives businesses complete control of the document lifecycle, from content design, generation, and presentment to archive, retrievaland payment. When coupled with SPL's CorDaptix System, energy and services companies can produce customer-focused communications, such as bills, notices and correspondence for both print and electronic delivery. These critical customer documents can be distributed wherever they're needed — presented to a CSR for customer care, displayed on the Web or securely delivered to the customer's e-mail inbox.

Visit our Partner's web site:www.g1.com

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG



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Partner Profiles


hp
invent

SPL WorldGroup partners with HP as a hardware and operating system platform partner for our CorDaptix® and related products.

HP is a leading provider of products, technologies, solutions and services to consumers and business. The company's offerings span IT infrastructure, personal computing and access devices, global services, and imaging and printing.

Their $4 billion (U.S.) annual R&D investment fuels the invention of products, solutions and new technologies, so that we can better serve customers and enter new markets. We invent, engineer and deliver technology solutions that drive business value, create social value and improve the lives of our customers.

The new HP is the result of a May 3, 2002, merger with Compaq Computer Corporation. The merged company would have had combined revenue of approximately $81.7 billion (U.S.) in fiscal 2001, with operations in more than 160 countries.

Visit our Partner's web site:www.hp.com

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG



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Alliances:

About Alliances

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Partner Profiles

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Technical Alliances

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System Integrator Alliances

SPL has carefully chosen partner organizations it believes to offer the best, most complementary services to its customers. SPL provides System Integrator Alliance Partners with best-in-class training and support to help ensure the success of our customers. This level of support is exclusively provided to our partners.

SPL Integrator Alliance partners are approved SPL solution implementers, and also include market-leading providers of services such as business process reengineering, training, industry solutions expertise, or management consulting.

Organizations providing consulting and integrator services for solutions that include the CorDaptix™ application. SPL's System Integrator Alliance Partners provide the complementary consulting skills and adjunct solution development expertise to bette satisfy client needs worldwide.

The SI Alliance Partners have the services to integrate SPL's products as part of a customer management and billing and/or complete solution to the client.


CAP GEMINI
ERNST & YOUNG

Deloitte Consulting

Soon to become Braxton.


ESP


Business
Partner


logicaCMG

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Innovate·Adapt·Excel

Alliances:

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Technical Alliances

Technical Alliance Partners

SPL's Technical Alliance Partners are market leaders in supplying the products, technologies, and services upon which SPL solutions are certified. These products included hardware, database storage and operating systems.

Our Technical Alliance Partners are software companies who provide SPL customer with solutions and applications that complement or integrate with SPL products.

Our Technical Alliance Partners include:


bea


GROUP 1
GROUP 1 SOFTWARE


hp
invent


Business
Partner


ORACLE
PartnerNetwork


PeopleSoft.


SIEBEL
Premier Software Partner


software AG
THE XML COMPANY


Sun
microsystems


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Partner Profiles


Business Partner

IBM is the world's largest information technology company, with more than 80 years of leadership in helping businesses innovate. IBM strives to lead in the creation, development and manufacture of the industry's most advanced information technologies, including computer systems, software, networking systems, storage devices and microelectronics. IBM's worldwide network of solutions and services professionals translates these advanced technologies into business value for customers.

Business Partners are key to IBM's strategy for 2003. IBM announced in February of 2003 its new initiatives designed to enable its network of 90,000 Business Partners to deliver e-business on demand solutions to customers of all sizes. The initiatives, part of a $100 million investment by IBM in Business Partner sales and marketing enablement. IBM Business Partners will play a critical role in the company's plans to help customers integrate business processes with technology to become on demand businesses -- more responsive to customer needs, resilient to marketplace demands, and flexible to competitive threats.

IBM's business model is relatively straightforward. IBM sells services, hardware and software. These offerings are bolstered by IBM's research and development capabilities. The fundamental strength of this business model is IBM's ability to assemble the optimal mix of these offerings to design tailored solutions for customers and to continue to win in the marketplace. From 1994 to 2001, IBM's business model has produced $633 billion of revenue, $85 billion of cash flows from operations, and $49 billion of net income. Revenue in 2001 was $85.9 billion, net income $7.7 billion and number of employees was 319, 876.

In October 2002, IBM acquired PricewaterhouseCoopers Consulting, the global management consulting and technology services unit of PricewaterhouseCoopers. The combination has created the industry's largest business and information technology services provider, with approximately 180,000 professionals serving customers in 160 countries and annual revenue of $35 billion (2001). IBM Global Services integrates a broad range of capabilities -- services, consulting, hardware, software and research -- to help companies of all sizes realize the full value of information technology.

In recent years, IBM has achieved strong profitability in spite of a volatile and uncertain global business environment. In addition, the company gained market share in the key business segments of services, software, storage and servers.

Visit our Partner's web site: www.ibm.com

Interested in becoming an Approved Systems Integrator Alliance Partner?

- **Register Online**



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Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG



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82 - 34708


SPL
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Alliances:

- About Alliances
- Benefits of Partnership
  - To Customers
  - To Partners
- Partner Profiles
- System Integrator Alliances
- Technical Alliances
- Apply Online
- Contact Us




Partner Profiles

logicaCMG

LogicaCMG is a global solutions company providing management and IT consultancy, systems integration and outsourcing services. With additional expertise in wireless technology, the company supports clients across diverse markets including telecoms, financial services, energy and utilities, industry, distribution and transport and the public sector. Formed in December 2002 through the merger of Logica and CMG the company has offices in 34 countries and over 60 years of combined experience in the IT services arena. LogicaCMG is the number two European quoted IT services company and is listed on both the London and Amsterdam stock exchanges.

More information is available from www.logicacmg.com

Interested in becoming an Approved Systems Integrator Alliance Partner?

- Register Online

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG




Innovate · Adapt · Excel

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May 31st–June 3rd, Nashville, TN
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Solutions Services SPL News Achievements Alliances

Alliances:

About Alliances

Benefits of Partnership
- To Customers
- To Partners

Partner Profiles

System Integrator Alliances

Technical Alliances

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Partner Profiles


ORACLE
PartnerNetwork

Oracle Corporation (Nasdaq: ORCL) is the world's largest enterprise software company, providing enterprise software to the world's largest and most successful businesses. With annual revenues of more than $10.8 billion, the company offers its database, tools and application products, along with related consulting, education, and support services. Headquartered in Redwood Shores, California, Oracle is the first software company to develop and deploy 100 percent Internet-enabled enterprise software across its entire product line: database, server, enterprise business applications, and application development, and decision support tools.

SPL partners with Oracle as a database provider for our CIS Plus and related products.

Visit our Partner's web site: www.oracle.com

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG



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Partner Profiles

PeopleSoft.

PeopleSoft (Nasdaq: PSFT) is the world's leading provider of business enterprise software. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity through real-time collaboration with their customers, suppliers, and employees. PeopleSoft's integrated, best-of-breed applications include Customer Relationship Management, Supply Chain Management, Human Resource Management, Financial Management, and Application Infrastructure. More than 4,700 organizations in 107 countries run on PeopleSoft software.

Headquartered in Pleasanton, California, the company employees 8,500 people. Total revenue in the year 2001 was $2.07 billion.

SPL offers integration between its CIS PLUS® product and PeopleSoft's financial and human resources applications. CIS PLUS is a leading customer information system that enables utilities to better support the individual needs and billing requirements of each customer account. PeopleSoft and SPL are currently working on the second phase of this development project, which will provide even deeper architectural integration between the two software products. As part of this effort, SPL is initiating a port to the PeopleTools development environment that will optimize technical and functional integration between the operational and back office aspects of a utility's operations.

Visit our Partner's web site:www.peoplesoft.com

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG


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Partner Profiles

SIEBEL
Premier Software Partner

SPL and Siebel have formed an alliance to deliver an integrated enterprise solution that meets the needs of large energy distribution and retail services companies seeking to implement a customer information system and ready their call centers for deregulated markets. SPL's customer care and billing software is integrated with Siebel eEnergy to allow utilities to manage all customer life cycle processes efficiently-from marketing, customer acquisition, and service initiation to billing, payment processing, and credit and collections-leading to more effective operations and improved overall customer satisfaction.

SPL and Siebel are currently investigating the extension of the partnership to extend the CorDaptix integration to support Siebel's UAN architecture.

Visit our Partner's web site:www.siebel.com

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG



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Alliances:

About Alliances

Benefits of Partnership
- To Customers
- To Partners

Partner Profiles

System Integrator Alliances

Technical Alliances

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Partner Profiles


software AG
THE XML COMPANY

For its Version 2.x CIS products, SPL maintains a partnership with Software AG that allows SPL to employ Software AG's object-oriented programming languages and middleware applications to support its leading-edge technology. Software AG components provide superior object-oriented development environments, streamline the CIS PLUS data transfer processes, and manage the software environment.

Visit our Partner's web site:http://www.softwareag.com

Learn more about our other alliances:

- BEA
- Cap Gemini Ernst & Young
- Deloitte Consulting
- EnergySolutionsPlus
- Group 1
- Hewlett Packard
- IBM
- LogicaCMG
- Oracle
- PeopleSoft
- Siebel
- SoftwareAG




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Alliances:

About Alliances

Benefits of Partnership
- To Customers
- To Partners

Partner Profiles

System Integrator Alliances

Technical Alliances

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Contact Us




Apply Online

Interested in becoming an System Integrator Alliance Partner?

SPL takes its Alliance Partner Program very seriously, to ensure that each partnersh forged delivers real value and success for the partner companies, our customers, ar SPL.

Please complete the application below, submit online, and an SPL Alliance Manage will follow up with you within 10 business days of your application submission. Thanl you.

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- Systems Integrator Alliance Partner
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Company Description
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Please provide an overview of the products, services, and solutions your company provides.

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Please provide a brief description of the target market you would like to address witr SPL.

In which geographic regions are you interested in forming a partnership?
(Choose All that Apply)

- [ ] North America
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- [ ] EMEA
- [ ] APAC

Value Proposition
Why does your organization want to partner with SPL? What is the value our partnership could provide to the market? Your answers should reflect your company kev market strenaths.

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Please describe other partnerships or relationships you have relevant to the energy utitilities space.

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Please list two customer references within the energy and utilities market, within a region you are interested in forming a relationship with SPL:

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If you have any questions, or would like additional information, please contact SPL's Alliance Partners Program, via email at alliances@splwg.com.